ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1     Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the six months ended April 30, 2004. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of June 10, 2004.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2     Overview

Anooraq Resources Corporation is engaged in exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Complex covers a total area of approximately 67,000 square kilometers and is divided into four areas or limbs.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties, called "farms" in South Africa, on the Northern Limb of the Bushveld Complex, approximately 250 kilometres north of Johannesburg. The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq's large land package in the Northern Limb, with promising results from the Drenthe farm and the Rietfontein farm. Work in 2004 is continuing to delineate and expand the Drenthe deposit on the Drenthe, Witrivier and Overysel farms, under a joint venture, named the "Boikgantsho Joint Venture", between Anooraq and a subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum"), with the objective of advancing the Drenthe deposit toward feasibility studies. At the Rietfontein farm, located 25 kilometers to the south, African Minerals Ltd., a private affiliate of Ivanhoe Capital Corporation, is currently carrying out the exploration activities.

In January 2004, management agreed to the terms for an agreement with a South African private company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby Anooraq would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld. The Ga-Phasha property, located on the Eastern Limb approximately 250 kilometres northeast of Johannesburg, has significant mineral resources already outlined as well as excellent additional potential. The transaction, which is subject to regulatory and shareholder approvals, constitutes a reverse take-over ("RTO") under the policies of the TSX Venture Exchange and will result in Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of Anooraq, and (b) maintaining a majority ownership of Anooraq at all future times. The transaction will also position Anooraq to be a wholly constituted entity qualifying as a Black Economic Empowerment ("BEE") company and consequently affording the post-transaction Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws. Subsequent to the quarter end, in June 2004,

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Pelawan received approval from the Exchange Control department of the South African Reserve Bank ("SARB") to complete the transaction. The approval from the SARB permits Anooraq to become a Black Economic Empowerment ("BEE") company.

Subsequent to the end of the second quarter in early May, the Company announced that it had entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms on the Western Limb of the Bushveld. The Thusong properties are located about 74 kilometres north of Rustenburg and adjacent to Anglo Platinum's Union Mine that annually produces over 500,000 ounces of platinum, palladium, rhodium and gold.

Anooraq acquired a listing on the American Stock Exchange during the quarter and began trading on March 15, 2004 under the symbol ANO. This new listing will allow for broader-based interest in the activities of the Company, as well as more convenience to investors in the United States. Anooraq will continue to trade under the symbol ARQ on the TSX Venture Exchange.

1.2.1     Platreef Project – Boikgantsho

The Drenthe mineral deposit is located in the Central Block of Anooraq's Northern Limb properties. The Company has carried out exploration in this area since 2000, outlining a significant mineral resource on the Drenthe and Witrivier farms.

Agreement

In November 2003, the Company announced that it had entered in to a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop platinum group metals, gold, nickel and copper mineralization on Anooraq's Drenthe and Witrivier farms and the northern portion of Anglo Platinum's adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture ("the JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. During that period, Anooraq will operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Biokgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once a BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. During development, the Biokgantsho JV will be seeking a Black Economic Empowerment partner to participate in the project, with the Biokgantsho JV partners dividing the remaining interest. If the Anooraq-Pelawan transaction (described below) is completed as anticipated, then Anooraq itself would be a Black Empowerment company and the Boikgantsho JV would necessarily be in compliance with the legislation.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located approximately 80 kilometres east of the property.

Project Activities

A 16,000-metre program began in January 2004, and encompasses infill drilling on the Drenthe farm and step out drilling to delineate the extent of the Drenthe deposit to the south on the Overysel farm. The Overysel ground provides the potential to double the strike length of the Drenthe deposit, from the currently outlined 2.1 kilometres to 4.9 kilometres.

Initial results from 28 of 86 planned holes, announced in late April, are promising. Holes drilled on both farms commonly intersected zones of mineralization in excess of nine metres and up to 40 metres in extent, with grades of 2 g/t or more combined platinum, palladium and gold (3PGM). Some of the best holes encountered include hole PR51 that intersected 9.0 metres grading 2.89 g/t 3PGM from 126.0 -135.0 metres; hole PR60 that intersected 19.0 metres grading 2.88 g/t 3PGM from 85.0 -104.0 metres; hole PR63 that intersected 18.0 metres grading 2.56 g/t 3PGM and 17.4 metres grading 2.35 g/t 3PGM; and hole PR76 that intersected 15.0 metres grading 2.59 g/t 3PGM. Excellent grades were also encountered in hole PR73 that intersected 7.5 metres grading 3.48 g/t 3PGM from 36.5 -44.0 metres. Examples of particularly long intersections encountered in the drilling so far are holes PR67 and PR68. Hole PR67 intersected 45.0 metres grading 1.98 g/t 3PGM from 63.0 -108.0 metres and hole PR68 intersected 41.0 metres from 36.0 -77.0 metres grading 2.03 g/t 3PGM.

The multi-rig drilling program continues at site.

The planned and actual expenditures for the 2004 Phase 1 program at Drenthe and Overysel are tabulated below. Additional exploration and administrative expenditures of approximately $132,000 were incurred in the first two quarters of the year on the Ga-Phasha project. These are included in the totals discussed under the Results of Operations.

Approximately two thirds of the drill holes which were planned for the Phase 1 drilling program had been completed to the end of April. Assays for many of these, however, are pending. As shown, expenditures were within the plan, except for land fees and travel costs. Travel costs have been higher than budgeted. An unbudgeted settlement of $240,000 (paid in shares of the Company) pursuant to an agreement with Hinterland Metals Inc. related to the Platreef property, was incurred in the first quarter and was not included in the original budget.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Drenthe-Overysel ("Boikgantsho") 2004 Phase 1 - Project Expenditures
	Total	Actual
	Planned	Expenditure
	Expenditure	to April 30/04
Activity	(millions)	(millions)
Drilling and assaying	$2.24	$1.33
Geological and reporting	0.60	0.36
Engineering, environmental, socioeconomic and reporting	0.37	0.16
Site activities and miscellaneous	0.40	0.20
Land fees	0.12	0.36
Travel	0.05	0.16
Total	3.78	2.57

1.2.2     Ga-Phasha Project

The Ga-Phasha Project is a Black Economic Empowerment joint venture based on an existing agreement in principle between Anglo Platinum and Pelawan, and related to Anglo Platinum's intended PGM project expansion on the Eastern Limb. Pursuant to this agreement in principle, Pelawan will acquire a participation interest equal to 50% of the Ga-Phasha Project, and Anglo Platinum will retain the remaining 50% participation interest. Pelawan is a BEE company, whose shareholders comprise a consortium of broad based Historically Disadvantaged South Africans, and includes a management team with extensive technical and operational experience in the South African mining industry.

Agreement

Under an agreement between Anooraq and Pelawan dated January 21, 2004 (the "Pelawan Agreement"), Anooraq will acquire Pelawan's rights to its 50% participation interest in the Ga-Phasha project in return for 91.2 million common shares of Anooraq ("the Consideration Shares") and a cash payment of not more than ZAR 9.25 million (approximately C$1.9 million). The number of Consideration Shares issued takes into account the dilutive effect of financings undertaken in the future to develop a PGM mine at Ga-Phasha. Of the Consideration Shares, approximately 89 million shares ("the Lock-up Shareholding") will be held in escrow until the earlier of (i) six years from the date of issuance, or (ii) twelve months after the commencement of commercial production from the Ga-Phasha Project. Anooraq believes that this lockup undertaking from Pelawan demonstrates Pelawan's commitment to developing a PGM mine at Ga-Phasha and to further grow Anooraq's PGM asset base organically and/or through acquisition opportunities available to BEE companies in South Africa.

Under South African legislation which recently came into effect, and as part of the overall agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares. Consideration Shares having an aggregate value of C$10 million may be sold by Pelawan during the twelve-month period subsequent to the closing, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of shares held by Pelawan at that time should represent 52% of the then fully diluted shares of Anooraq, ensuring that (post-merger) Anooraq will qualify as a BEE company. To the extent that, due to any dilutive financings undertaken by Anooraq, Pelawan's shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis,

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq will issue such number of shares as is required to make up the deficiency. If, at the end of such twelve-month period, Pelawan holds any surplus shares, 48% of the surplus shares will be returned to the Anooraq treasury and cancelled. In addition, since Pelawan is a BEE company, as defined in South African legislation, the Anooraq-Pelawan transaction will position Anooraq to be qualified as a BEE company, consequently affording the Company additional opportunities and greater flexibility under South Africa's new mining laws.

BMO Nesbitt Burns has agreed to act as Sponsor for the RTO, subject to the satisfactory completion of its due diligence and other standard provisions.

Completion of the Pelawan Agreement requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq. Anooraq is in the process of finalizing a Management Information Circular for distribution to shareholders as well as finalizing its comprehensive joint venture and shareholders' agreement with Anglo Platinum. In June 2004, Pelawan obtained the required approvals from South African Exchange Control authorities. Although the Company initially anticipated that the transaction could be completed by late April, Anooraq and Pelawan have continued to work closely to finalize all requirements in South Africa and Canada for the RTO. Anooraq is confident, on the basis of progress to date, that the transaction will be successfully completed.

Project Activities

Anglo Platinum and others have carried out extensive drilling and other work, including preliminary engineering and mine planning studies, on the Ga-Phasha property. Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on its adjoining Twickenham-Hackney property.

Anooraq technical staff have carried out a due diligence assessment of the Ga-Phasha Project with the assistance of South African consultants, including Global Geo Services (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd ("Geologix"). A resource estimate was announced in January 2004. Eugene H Siepker, M Sc., Pr.Sci.Nat., of GGS, is the independent qualified person for the mineral resource estimate and the February 2004 technical report.

Mineralization occurs in the UG2 Reef and the Merensky Reef. Most of the exploration work has been undertaken on the Paschaskraal and Klipfontein farms, defining significant mineral resources. The Avoca and De Kamp inferred resource is an estimate of the mineralization located down-dip, within the Merensky and UG2 Reefs, from that on the on Klipfontein and Paschaskraal farms.

Cautionary Note to US Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

	Tonnes	4PGM	Pt	Pd	Au	Rh	Contained
Category	(million)	g/t	g/t	g/t	g/t	g/t	Ounces PGM
UG2 REEF @ 4 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.2	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55.5	7.05	3.10	3.31	0.18	0.44	12,579,000
Total Measured and Indicated	65.7	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33.9	7.20	3.17	3.38	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.4	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4,621,000
Total Measured + Indicated	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms
Inferred	77.6	7.05					17,590,000
MERENSKY REEF @ 2 g/t cut-off, Avoca and De Kamp farms
Inferred	97.6	4.34					13,620,000

Anooraq and Geologix are currently updating the resource database based on information on the 2003 and 2004 drilling programs, which was recently acquired from Anglo Platinum. Initial results are confirming the estimates reported in the February technical report.

A work program has been proposed for 2004, and would be finalized once the Anooraq-Pelawan transaction is completed. It includes the following:

1.	Updating the resource model integrating the additional drilling that has been carried out in 2003/2004. This is currently underway.

2.	Additional drilling in those areas that are currently outlined as inferred, and to upgrade the indicated resources to a measured category.

3.	Additional exploration and analysis to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

4.	Data compilation, metallurgical and geo-technical testing, and environmental planning, to prepare for feasibility studies.

1.2.3     Subsequent Event - Thusong Joint Venture

The Thusong Joint Venture encompasses three farms - Wachteenbietjieslaagte, Vogelstruiskraal and Cyferkuil – covering an area of 7,712.68 hectares on the Western Limb of the Bushveld. There is excellent potential for the discovery of high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum's nearby Union Mine.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture ("the Thusong JV") to explore the three farms for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR11.9 million (approximately C$2.3 million) on behalf of the JV. Anooraq will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 20%. Should Anooraq decide not to proceed, Anglo Platinum has the right to buy out Anooraq's interest.

1.2.4     Market Trends

Although precious metals prices have been increasingly volatile in the second quarter, they have continued the up trend that began in 2003. To the end of May 2004, platinum prices have averaged US$855/oz as compared to US$693/oz over 2003, palladium prices have averaged US$254/oz as compared to US$202/oz over 2003, and gold prices have averaged approximately US$402/oz as compared to approximately $364/oz for the year in 2003.

Improving global economic conditions resulted in significant increases in base metal prices in 2003, and this trend accelerated in early 2004. Nickel prices averaged US$4.38/lb in 2003 and about US$6.22/lb in 2004. Copper prices averaged US$0.81/lb in 2003 and about US$1.26/lb in the first five months of 2004.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3     Selected Annual Information

	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001

Current assets	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	4,200,000	4,200,000	4,200,001
Other assets	16,990	156,912	171,826
Total assets	9,856,706	7,725,606	6,888,322

Current liabilities	528,277	92,114	230,305
Shareholders' equity	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$9,856,706	$7,725,606	$6,888,322

	Year ended	Year ended	Year ended
	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$180,613	$119,392	$75,990
Consulting	100,974	193,902	23,785
Depreciation	–	1,461	1,345
Exploration	1,972,659	976,087	1,444,583
Foreign exchange (gain)	(19)	(23,740)	–
Interest (income)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	32,657	82,253	68,922
Office and administration	125,128	73,039	29,854
Property investigations	6,088	–	30,025
Salaries and benefits	402,989	459,249	135,224
Shareholders communications	193,835	500,039	42,055
Trust and filing	17,539	20,755	27,071
Subtotal	2,986,403	2,364,096	1,837,872
Stock based compensation	477,087	–	–
Write-off of amounts receivable	365,924	–	–
Loss for the year	$3,829,414	$2,364,096	$1,837,872

Loss per share	$(0.11)	$(0.08)	$(0.11)

Weighted average number of common shares
outstanding (thousands)	34,126	28,901	16,756

1.4     Results of Operations

Current assets decreased from the previous quarter by $1,284,088 and similarly, working capital decreased from the previous quarter by $1,843,595 as a result of the Company funding ongoing exploration. Current liabilities increased over the previous quarter by $559,507 as a result of routine exploration drilling and assaying invoices outstanding at the quarter end.

The loss for the quarter ended April 30, 2004 was $2,322,485 compared to a loss of $2,384,921 in the quarter ended January 31, 2004; a decrease of $62,436. The loss for the quarter ended April 30, 2003 was

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

$551,058. The Company recorded a loss of $0.04 per share in the second quarter of 2004, compared to a loss of $0.05 per share in the first quarter of fiscal 2004 and a loss of $0.02 per share in the second quarter of fiscal 2003.

Exploration expense increased over the previous quarter by $885,630 as a result of increased activity, particularly at the Boikgantsho project. The Boikgantsho drilling program began near the end of the first quarter, resulting in the significant increases in drilling, assays and analysis, and geological and consulting costs in the second quarter compared to the first quarter of the fiscal year. Drilling costs increased to $936,714 as compared to $62,406 in the previous quarter. Assays and analysis expenditures increased to $314,017 in the second quarter from $21,483 in the first quarter. Geological and consulting costs of $227,860 are an increase from the $115,610 spent on geological wages in the previous quarter. Engineering costs also increased, from $50,860 to $109,227, as preliminary metallurgical testing for Boikgantsho was initiated. The cost of site activities decreased to $63,914 from $123,122 spent in the previous quarter. Site activity costs are principally associated with maintaining the field office, but also supporting the drilling program, in South Africa. A total of 13,368 metres were drilled in 68 holes at Boikgantsho to the end of April 2004. Assay results are outstanding and are schedule to be released upon receipt and compilation.

Exploration-related transportation costs decreased from $105,865 to $63,600, as higher travel costs were incurred during the first quarter as a consequence of due diligence work on the Ga-Phasha project.

Legal, accounting and audit increased over the previous quarter by $237,316 primarily as a result of South African and Canadian legal work related to the Pelawan transaction, in addition to the negotiation and legal review of the Thusong joint venture and associated agreements. Consulting decreased from the previous quarter by $62,898 due to the negotiation of the Pelawan agreements primarily done during the first quarter. Interest income increased over the previous quarter by $140,796 as a result of the significantly higher average cash balances on hand. There was a bad debt recovery of $256,000 during the first quarter of the year. Trust and filing increased over the previous quarter by $52,960 as a result of initial fees related to the Company's listing on the American Stock Exchange. Stock-based compensation expense decreased from the previous quarter by $1,246,148 primarily as a result of (a) the decreased stock price from the previous quarter, and (b) the vesting of the options which were granted in October 2003.

Current assets increased over the same quarter last year by $23,335,784 as a result of increased cash balances on hand, primarily from the Company's $20 million equity financing in December 2003.

As there was a significantly higher level of activity in the second quarter in 2004 compared to 2003, there was an increase in current liabilities over the same quarter last year by $1,100,002. Shareholders' equity and working capital each increased over the same quarter last year by approximately $22 million as a result of the December 2003 financing. Exploration expense increased over the same quarter last year by $1,375,277 as a result of this increased activity.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5     Summary of Quarterly Results

	Apr 30,	Jan 31,	Oct 31,	Jul 31,	Apr 30,	Jan 31,	Oct 31,	Jul 31,
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	25,658,413	26,942,501	5,639,716	5,463,033	2,322,629	3,243,541	3,368,694	2,644,964
Mineral properties	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,000	4,200,001
Other assets	38,942	43,537	16,990	140,823	146,612	151,124	156,912	151,674
Total assets	29,897,355	31,186,038	9,856,706	9,803,856	6,669,241	7,594,665	7,725,606	6,996,639

Current liabilities	1,206,584	647,077	528,277	275,217	106,582	505,111	92,114	137,383
Shareholders equity	28,690,771	30,538,961	9,328,429	9,528,639	6,562,659	7,089,554	7,633,492	6,859,256
Total shareholders' equity and
liabilities	29,897,355	31,186,038	9,856,706	9,803,856	6,669,241	7,594,665	7,725,606	6,996,639

Expenses
Exploration	1,744,593	858,963	790,563	427,985	369,316	384,795	545,600	193,977
Conference and travel	27,275	41,874	72,528	42,549	32,017	33,519	6,650	84,037
Consulting	63,275	126,173	72,147	7,280	10,000	11,547	193,902	–
Depreciation	–	–	–	–	–	–	368	364
Foreign exchange (gain)	(48,757)	(9,732)	14,636	30,189	(22,542)	(22,302)	(23,740)	–
Interest (income)	(225,150)	(84,354)	(16,890)	(10,041)	(3,992)	(15,137)	(23,993)	(4,113)
Legal, accounting and audit	308,047	70,731	14,785	3,391	6,478	8,003	28,846	15,944
Office and administration	46,907	36,018	50,006	19,577	34,829	20,716	(67,415)	51,329
Property investigations	–	–	6,088	–	–	–	(46)	–
Recovery of amounts previously
written off	–	(256,000)	–	–	–	–	–	–
Salaries and benefits	124,415	125,188	112,577	58,307	61,638	170,467	258,408	119,920
Shareholder communications	67,511	68,503	61,342	34,854	54,798	42,841	24,832	428,298
Trust and filing	90,540	37,580	(1,166)	6,950	8,516	3,239	4,813	6,529
Subtotal	2,198,656	1,014,944	1,176,616	621,041	551,058	637,688	948,225	896,285
Exploration - stock-based
compensation	60,323	518,583	–	–	–	–	–	–
Stock-based compensation	63,506	851,394	477,087	–	–	–	–	–
Write-off of amounts receivable	–	–	365,924	–	–	–	–	–
Loss for the period	2,322,485	2,384,921	2,019,627	621,041	551,058	637,688	948,225	896,285

Basic and diluted loss per share	(0.04)	(0.05)	(0.06)	(0.02)	(0.02)	(0.02)	(0.03)	(0.03)

Weighted average number of
common shares outstanding
(thousands)	50,628	47,231	34,126	32,609	32,274	32,273	28,901	27,749

1.6     Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

At April 30, 2004, the Company had working capital of approximately $24.5 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7     Capital Resources

At April 30, 2004, Anooraq had a positive working capital position of $24.5 million as compared to $26.3 million at the end of the previous quarter and $5.1 million at the end of the 2003 fiscal year. The Company had 54,465,607 common shares outstanding at April 30, 2004.

On December 24, 2003, the Company completed a private placement financing to qualified investors, lead by Desjardins Securities Inc and including Loewen Ondaatje McCutcheon Limited, as agents, for gross proceeds of $20,000,000. Proceeds will be used for working capital purposes and to facilitate the advancement of Anooraq's PGM-nickel projects in South Africa.

1.8     Off-Balance Sheet Arrangements

None.

1.9     Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In the second quarter of fiscal 2004, Anooraq incurred costs of $386,077 from HDI, as compared to $59,285 in the previous quarter.

During the six month period ended April 30, 2004, the Company paid $48,080 to a private company owned by David Copeland, a director, for engineering and project management services at market rates.

1.10     Fourth Quarter

Not applicable

1.11     Proposed Transactions

As more particularly described in section 1.2.2 of this MD&A, management is proposing a merger of the Company with a private South African company, Pelawan Investments (Proprietary) Limited ("Pelawan"). If approved by shareholders, completion of the transaction will require the Company to issue 91.2 million common shares to Pelawan and make a cash payment of not more than ZAR 9.25

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

million (approximately C$1.9 million). The Company would become a Black Economic Empowerment company, as defined under South African law.

An Information Circular for an Extraordinary General Meeting of Shareholders detailing the transaction is being prepared for filing with the TSX Venture Exchange and will then be mailed to shareholders in due course. As part of Pelawan's requirements to close the agreement with the Company, Pelawan has secured the requisite approvals from the South African Reserve Bank Department of Exchange Controls. Further, Pelawan, whose management endorse the transaction, will also seek approval for the agreement from its shareholders

1.12     Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,

  the carrying values of property, plant and equipment,

  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13     Changes in Accounting Policies including Initial Adoption

Stock based compensation

Effective November 1, 2002 the Company adopted the recommendations of the CICA's Handbook section 3870 entitled, "Stock-based Compensation and Other Stock-based Payments". Under the standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however, effective November 1, 2003, the Company is permitted to, and has elected to, account for these records using the fair value based method and include these costs in operations.

Consideration paid by employees on the exercise of share purchase options, and the corresponding amount, which was credited to contributed surplus, is recorded as share capital upon exercise.

Prior to adoption of this standard, no compensation expense was recorded for the Company's share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

This standard has been applied prospectively. The adoption of the new standard has resulted in no changes to amounts previously reported.

1.14     Financial Instruments and Other Instruments

None.

1.15     Other MD&A Requirements

1.15.1     Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2     Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is a non-venture issuer.

ANOORAQ RESOURCES CORPORATION SIX MONTHS ENDED APRIL 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3     Disclosure of Outstanding Share Data

The following details the share capital structure as at May 31, 2004. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				54,479,607

Share purchase options	October 29, 2004	$ 0.84	1,700,000
	December 20, 2004	0.48	619,000
	July 29, 2005	0.60	50,000
	September 8, 2005	0.85	100,000
	September 30, 2005	0.85	50,000
	October 21, 2005	2.00	1,620,000
	October 26, 2006	1.95	590,000	4,729,000

Warrants	June 1, 2005 (1)	2.50	5,333,334	5,333,334

(1) Subject to accelerated expiry under certain conditions.